                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549



                                SCHEDULE 13D/A

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 1)



                        Chart House Enterprises, Inc.
                        -----------------------------
                               (Name of Issuer)


                   Common Stock, par value $0.01 per share
                   ---------------------------------------
                        (Title of Class of Securities)


                                  160902102
                                --------------
                                (CUSIP Number)


                               Alisa M. Singer
                           Rosenberg & Liebentritt
                     Two North Riverside Plaza, Suite 600
                           Chicago, Illinois  60606
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)



                                 May 15, 1997
                        -----------------------------
                        (Date of Event which Requires
                          Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [__].

     Check the following box if a fee is being paid with the statement [__].

     This Amendment No. 1 to Schedule 13D relates to an Option Agreement entered into by Alphabet Partners ("Alphabet") and ZFT Partnership ("ZFT") with
F. Philip Handy with respect to membership interests of Alphabet and ZFT in Chart House Investors, LLC ("CHI"). Items 6 and 7 of the Schedule 13D are hereby amended to read in their entirety as follows:

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except for the agreements described herein, neither CHI nor, to the best knowledge of CHI, any of Alphabet, ZFT, HHS or any of the persons listed in Appendix A hereto has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

     On May 15, 1997, Alphabet and ZFT entered into an Option Agreement (the "Option Agreement") with F. Philip Handy ("Handy"). The Option Agreement is attached hereto as Exhibit 3 and is incorporated herein by reference. Under the Option Agreement, Alphabet and ZFT granted Handy the option to purchase up to 5% of the membership interests of Alphabet and ZFT in CHI (the "Option"). Alphabet and ZFT collectively hold 96.224% of the total member-ship interests in CHI, and accordingly, the Option granted to Handy relates to membership interests which represent 4.811% of the total membership interests in CHI.

     The purchase price upon exercise of the Option is equal to a specified "Price Per Share," multiplied by the number of shares of Common Stock then held by CHI, multiplied by 96.224%, multiplied by the percentage of the membership interests in CHI that Handy is then purchasing upon exercise of the Option.
The Price Per Share initially will be $5.75, and shall be increased at the rate of 6% per annum, compounded annually, from March 11, 1997 to the date of the closing of the respective Option exercise, and will be subject to further adjustment as provided in the Option Agreement. The Option may be exercised at any time after the Additional Closing and shall expire 30 days after notice to Handy of the intention of Alphabet and ZFT to dispose of all or any substantial part of their membership interests in CHI.

     The summary contained in this statement of certain provisions of the Option Agreement is not intended to be complete and is qualified in its entirety by reference to the Option Agreement attached as an Exhibit hereto and incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1 - Stock Purchase Agreement.

     Exhibit 2 - Standstill Agreement.

     Exhibit 3 - Option Agreement.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        CHART HOUSE INVESTORS, LLC,
                                        by ZFT Partnership, its managing
                                        member, by one of its general partners


                                        By:  /s/ Sheli Z. Rosenberg
                                           -----------------------------------
                                             Name: Sheli Z. Rosenberg
                                             Title:   Trustee

Dated: May 15, 1997

                                 EXHIBIT INDEX


    Exhibit
    Number                     Description
    ------                     -----------

      1       Stock Purchase and Sale Agreement, dated as of March 10, 1997*

      2       Standstill Agreement, dated as of March 10, 1997*

      3       Option Agreement, dated as of May 12, 1997**


    ____________________________________________

    *    Previously filed.
    **   Filed herewith.